Global Earth Energy, Inc.

1213 Culberth Drive

Wilmington, NC 28405

February 27, 2014

Mr. Tom Kluck

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:  Folake Ayoola, Attorney Advisor

RE:

Global Earth Energy, Inc.

Information Statement on Schedule 14C

Filed January 28, 2014

File No. 000-31343

(J&H File No. 3793.06)

Dear Ms. Ayoola:

Global Earth Energy, Inc., as Registrant, hereby acknowledges the following in response to the staff’s comment letter dated February 14, 2014, which was issued in connection with the above-noted filing:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GLOBAL EARTH ENERGY, INC.

By: /s/ Betty Harland

Betty Harland

Chief Executive Officer